United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 000-29103

ST ASSEMBLY TEST SERVICES LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65

#05-17/20 TechPoint

Singapore 569069

(65) 6824-7888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ST ASSEMBLY TEST SERVICES LTD

By:	/s/ Tan Lay Koon
Name :	Tan Lay Koon
Title :	President & Chief Executive Officer
Date :	May 18, 2004

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Report for the Three Months Ended March 31, 2004

Exhibit 1

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless the context otherwise requires, references herein to “we”, “us”, “the company” or “STATS” are to ST Assembly Test Services Ltd, a company organized under the laws of the Republic of Singapore and its consolidated subsidiaries.

In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$” are to U.S. dollars, references to “S$” are to Singapore dollars and references to “NT$” are to New Taiwan dollars. References to a particular “fiscal year” are to the Company’s fiscal year ended December 31 of that year.

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.

Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; the impact of our proposed merger with ChipPAC, Inc.; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 19, 2004. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

STATS and ChipPAC, Inc. (“ChipPAC”) have filed with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed merger (the “Merger”) involving STATS and ChipPAC pursuant to the terms of an Agreement and Plan of Merger and Reorganization among STATS, Camelot Merger, Inc., a wholly owned subsidiary of STATS, and ChipPAC. A shareholders’ circular to be issued by STATS will be mailed to the shareholders of STATS and the proxy statement/prospectus will be mailed to the stockholders of ChipPAC respectively. INVESTORS AND SECURITY HOLDERS OF STATS AND CHIPPAC ARE URGED TO READ THE STATS SHAREHOLDERS’ CIRCULAR AND THE CHIPPAC PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STATS, CHIPPAC AND THE PROPOSED MERGER. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by STATS or ChipPAC with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by STATS by contacting STATS Investor Relations in the United States at telephone (408) 586-0608 or email daviesd@statsus.com or in Singapore at telephone (65) 6824-7705 or email angelaine@stats.st.com.sg. Investors and security holders may obtain free copies of the documents filed with the SEC by ChipPAC by contacting ChipPAC Investor Relations, ChipPAC Incorporated, 47400 Kato Road, Fremont, CA 94538, telephone (510) 979-8220 or email ir@chippac.com or David Pasquale at telephone (646) 536-7006 or email dpasquale@theruthgroup.com. Investors and security holders of STATS and ChipPAC are urged to read the STATS shareholders’ circular, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

STATS, ChipPAC and certain of each of their executive officers and directors may be deemed to be participants in the solicitation of proxies of ChipPAC’s stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such persons in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Item 1. Financial Statements

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2003 and 2004

In thousands of U.S. Dollars, except per share and per ADS amounts

	For the three months ended March 31,
	2003	2004
Net revenues	$75,531	$132,328
Cost of revenues	(72,015)	(111,949)

Gross profit	3,516	20,379

Operating expenses:
Selling, general and administrative	8,704	10,253
Research and development	4,492	3,085
Other general expenses, net	(387)	(37)

Total operating expenses	12,809	13,301

Operating income (loss)	(9,293)	7,078
Other income (expense), net:
Interest income	1,617	1,223
Interest expense	(3,283)	(4,551)
Foreign currency exchange gain (loss)	(236)	1,026
Other non-operating income, net	990	81

Total other expense, net	(912)	(2,221)

Income (loss) before income taxes	(10,205)	4,857
Income tax benefit (expense)	1,111	(509)

Income (loss) before minority interest	(9,094)	4,348
Minority interest	(533)	(282)

Net income (loss)	$(9,627)	$4,066

Basic net income (loss) per ordinary share	$(0.01)	$0.00
Diluted net income (loss) per ordinary share	$(0.01)	$0.00
Basic net income (loss) per ADS	$(0.10)	$0.04
Diluted net income (loss) per ADS	$(0.10)	$0.04
Ordinary shares (in thousands) used in per ordinary share calculation:
- basic	992,246	1,076,713

- diluted	992,246	1,081,215

ADS (in thousands) used in per ADS calculation:
- basic	99,225	107,671

- diluted	99,225	108,122

See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

For the Three Months Ended March 31, 2003 and 2004

In thousands of U.S. Dollars

	For the three months ended March 31,
	2003	2004
Net income (loss)	$(9,627)	$4,066
Other comprehensive income (loss):
Unrealized gain on available-for-sale marketable securities	314	553
Realized loss on available-for-sale marketable securities included in net income (loss)	17	1
Foreign currency translation adjustment	3	1,182

Comprehensive income (loss)	$(9,293)	$5,802

See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and March 31, 2004

In thousands of U.S. Dollars

	December 31, 2003	March 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$313,163	$111,235
Marketable securities	11,144	97,308
Accounts receivable, net	79,899	100,661
Amounts due from ST and ST affiliates	7,050	8,796
Other receivables	2,773	3,164
Inventories	19,839	25,359
Prepaid expenses and other assets	14,863	31,283

Total current assets	448,731	377,806
Marketable securities	23,313	91,181
Prepaid expenses	6,283	16,939
Property, plant and equipment, net	476,073	507,013
Goodwill and other assets	39,452	52,110

Total Assets	$993,852	$1,045,049

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,042	$27,612
Payables related to property, plant and equipment purchases	54,089	65,310
Accrued operating expenses	40,661	41,627
Income taxes payable	3,383	3,436
Amounts due to ST and ST affiliates	1,836	465
Short term borrowings	—	4,912
Current obligations under capital leases	5,296	2,416
Current installments of long-term debt	6,841	9,878

Total current liabilities	120,148	155,656
Obligations under capital leases, excluding current portion	812	321
Long-term debt, excluding current installments	31,410	31,109
Convertible notes	327,379	330,306
Other non-current liabilities	4,463	10,800

Total liabilities	484,212	528,192

Minority interest	33,684	34,950

Shareholders’ equity:

Share capital	172,434	172,459
Additional paid-in capital	489,355	489,479
Accumulated other comprehensive loss	(9,921)	(8,185)
Accumulated deficit	(175,912)	(171,846)

Total shareholders’ equity	475,956	481,907

Total Liabilities and Shareholders’ Equity	$993,852	$1,045,049

See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2003 and 2004

In thousands of U.S. Dollars

	For the three months ended March 31,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(9,627)	$4,066
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	28,355	35,628
Amortization of leasing prepayments	3,553	4,012
Gain on sale of property, plant and equipment	(386)	(36)
Accretion of discount on convertible notes	1,625	2,927
Foreign currency exchange loss (gain)	252	(884)
Deferred income taxes	(1,500)	491
Minority interest in income of subsidiary	533	282
Others	19	(43)
Changes in operating working capital:
Accounts receivable	(8,161)	(20,562)
Amounts due from ST and ST affiliates	243	(1,502)
Inventories	(617)	(5,520)
Other receivables, prepaid expenses and other assets	5,719	(29,823)
Accounts payable, accrued operating expenses and other payables	(1,906)	20,223
Amounts due to ST and ST affiliates	595	(1,497)

Net cash provided by operating activities	18,697	7,762

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities	6,347	1,408
Purchases of marketable securities	—	(147,610)
Purchases of property, plant and equipment	(26,951)	(52,377)
Others, net	413	(14,918)

Net cash used in investing activities	(20,191)	(213,497)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt	(144)	(5,057)
Repayment of long-term debt	(7,397)	(1,072)
Proceeds from issuance of shares	24	110
Proceeds from bank borrowings	—	12,613
Decrease in restricted cash	662	24
Capital lease payments	(2,977)	(3,407)

Net cash provided by (used in) financing activities	(9,832)	3,211

Net decrease in cash and cash equivalents	(11,326)	(202,524)

Effect of exchange rate changes on cash and cash equivalents	(234)	597
Cash and cash equivalents at beginning of the period	167,661	313,162

Cash and cash equivalents at end of the period	$156,101	$111,235

SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for:
Interest	$2,456	$2,024
Income taxes	$77	$5

See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Organization

ST Assembly Test Services Ltd is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. The Company, with its principal operations in Singapore and global operations in the United States of America, the United Kingdom, Japan, China and Taiwan, offers full back-end turnkey solutions to customers worldwide. The Company also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages, to serve some of the world’s technological leaders.

The Company was incorporated in Singapore in October 1994. As of March 31, 2004, it was 59.2% owned by Singapore Technologies Semiconductor Pte Ltd.

In October 2003, the Company increased its equity interest in its subsidiary Winstek from 51.0% to 55.0% with the purchase of 1,056,000 shares at NT$15 per share from certain minority shareholders as well as the purchase of 28,144,000 new shares issued by Winstek at NT$15 per share.

The Company utilizes the U.S. dollar as its functional currency, and the local currency of its foreign subsidiaries as the functional currency of that subsidiary. Where the functional currencies are other than the Company’s U.S. dollar reporting currency, they are translated into U.S. dollars using exchange rates prevailing at the period end for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders’ equity.

2. Principles of Consolidation

The accompanying interim condensed consolidated financial statements include the consolidated financial statements of ST Assembly Test Services Ltd and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

3. Basis of Presentation

The interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and reflect normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

4. Use of Estimates in the Financial Statements

The preparation of the interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

5. Significant Customers and Concentration of Credit Risks

The Company has a number of major customers in North America, Europe and Asia. During the three-month periods ended March 31, 2003 and March 31, 2004, the five largest customers collectively accounted for approximately 67.9% and 70.2% of revenues, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies that constitute the Company’s major customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

6. Net Income (Loss) Per Share

A reconciliation of the ordinary shares used in the computation of basic and diluted net income (loss) per ordinary share follows:-

	For the three months ended March 31,
	2003	2004
	(In thousands)
Net income (loss)	$(9,627)	$4,066

Weighted-average ordinary shares used for basic net income (loss) per ordinary share calculation	992,246	1,076,713
Effect of dilutive securities:
Stock options	—	4,502

Weighted-average ordinary and potential ordinary shares used for diluted net income (loss) per ordinary share calculation	992,246	1,081,215

The Company excluded certain potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s common stock or the Company had net losses for the period, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities follows:

	For the three months ended March 31,
	2003	2004
	(In thousands)
Convertible debt	106,895	172,513
Stock options	53,545	32,856

7. Stock Option Plan

The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”, the Company’s net income (loss) would have been decreased (increased) to the pro forma amounts indicated below:

	For the three months ended March 31,
	2003	2004
	(In thousands)
Stock-based compensation cost:
As reported (intrinsic method)	$52	$38
Pro forma (fair value method)	$3,304	$2,632

Net income (loss):
As reported	$(9,627)	$4,066
Pro forma	$(12,879)	$1,472

Basic net income (loss) per ordinary share:
As reported	$(0.01)	$0.00
Pro forma	$(0.01)	$0.00

Diluted net income (loss) per ordinary share:
As reported	$(0.01)	$0.00
Pro forma	$(0.01)	$0.00

Basic net income (loss) per ADS:
As reported	$(0.10)	$0.04
Pro forma	$(0.13)	$0.01

Diluted net income (loss) per ADS:
As reported	$(0.10)	$0.04
Pro forma	$(0.13)	$0.01

8. Inventories

Inventories at December 31, 2003 and March 31, 2004 consist of (in thousands):

	December 31, 2003	March 31, 2004
Raw materials	$13,109	$17,832
Factory supplies	1,595	2,223
Work-in-progress and finished goods	5,135	5,304

	$19,839	$25,359

9. Contingencies

The Company is a party to claims that arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position, results of operations or cash flows.

10. Risks and Uncertainties

The Company’s future results of operations include a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; the impact of our proposed merger with ChipPAC, Inc.; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks.

11. Recently Issued Accounting Standards

In January 2003, Emerging Issues Task Force (“EITF”) 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Implication to Certain Investments” was issued by the FASB. A consensus was reached in April 2004 which requires the use of a more detailed criteria to evaluate whether an investment is other-than-temporarily impaired and additional disclosures about unrealized losses on available-for-sale and held-to-maturity debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company must first determine whether the investment is impaired and whether the impairment is other-than-temporary. If so, an impairment loss is to be recognized in earnings. The accounting guidance should be applied in reporting periods beginning after June 15, 2004 and disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003. The adoption of EITF 03-1 is not expected to have a material impact on the Company’s financial condition and results of operations on the date of adoption.

12. Accounting Department Staffing

As part of KPMG’s recent audit process, in a recent letter to the STATS Audit Committee KPMG noted that, in light of the complex and rapidly changing nature of the reporting environment in which STATS operates (including the significant changes to internal control documentation and reporting requirements resulting from the U.S. Sarbanes-Oxley Act) and the size and complexity of our business, resource constraints in STATS’ accounting department was a material weakness of STATS’ internal controls. KPMG recommended that STATS significantly enhance its accounting and reporting department staffing, including by hiring a Chief Financial Officer who ideally would have experience in the same capacity at a company publicly listed on a U.S. stock exchange and that uses U.S. GAAP or a partner or senior manager from an audit firm that audited such companies, or by hiring a supporting financial reporting manager or controller with similar experience. KPMG also recommended that STATS establish a corporate level accounting support group ideally including one or more U.S. certified public accountants. KPMG’s reports on STATS’ consolidated financial statements did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified. In addition, there have been no disagreements between STATS and KPMG regarding financial reporting matters that have not been resolved to the satisfaction of KPMG and KPMG has not reported any instances of fraud. STATS’ audit committee and management have discussed the recommendations with KPMG and STATS intends to take prompt action to address the concern. STATS intends to add resources to its accounting staff, including retention of some of ChipPAC’s financial reporting staff, and, in connection with the pending merger with ChipPAC, STATS has entered into an employment agreement with Mr. Michael G. Potter, Acting Chief Financial Officer of ChipPAC, to become Chief Financial Officer of STATS upon completion of the merger.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULT OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

	For the three months ended March 31,
	2003	2004
	(as a percentage of net revenues)
Net revenues	100.0%	100.0%
Cost of revenues	(95.3)	(84.6)

Gross profit	4.7	15.4

Operating expenses:
Selling, general and administrative	11.5	7.7
Research and development	5.9	2.3
Others, net	(0.4)	0.1

Total operating expenses	17.0	10.1

Operating income (loss)	(12.3)	5.3

Other income (expense), net:
Interest income	2.1	0.9
Interest expense	(4.3)	(3.4)
Foreign currency exchange gain (loss)	(0.3)	0.8
Other non-operating income, net	1.3	0.1

Total other expense, net	(1.2)	(1.6)

Income (loss) before income taxes	(13.5)	3.7
Income tax benefit (expense)	1.5	(0.4)

Income (loss) before minority interest	(12.0)	3.3
Minority interest	(0.7)	(0.2)

Net income (loss)	(12.7)	3.1

Other comprehensive income (loss):
Unrealized gain on available-for-sale marketable securities	0.4	0.4
Realized loss on available-for-sale marketable securities included in net income (loss)	—	—
Foreign currency translation adjustment	—	0.9

Comprehensive income (loss)	(12.3)%	4.4%

Three months ended March 31, 2003 and March 31, 2004

Net revenues. We derive revenues primarily from test and assembly of array and leaded packages. Net revenues increased 75.2% from $75.5 million in the three months ended March 31, 2003 to $132.3 million in the three months ended March 31, 2004. Net revenues from test services increased 73.4% from $38.4 million in the three months ended March 31, 2003 to $66.6 million in the three months ended March 31, 2004 due principally to a 72.8% or $24.5 million increase in unit shipments from three months ended March 31, 2003, and a 7.6% or $3.9 million increase in average selling prices. Net revenues from assembly services increased 77.1% from $37.1 million in the three months ended March 31, 2003 to $65.3 million in the three months ended March 31, 2004 due principally to an 83.2% or $35.4 million increase in unit shipments from three months ended March 31, 2003 partially offset by a 6.8% or $7.2 million decrease in average selling prices due principally to a change in product mix. Contribution to net revenues from Winstek also increased from $5.9 million in the same quarter a year ago to $9.0 million in the current quarter mainly due to increase in unit shipments. STATS FastRamp, which commenced operations in January 2002 and contributes primarily to test revenues, contributed $2.9 million to net revenues in the same quarter a year ago compared to $2.3 million in the current quarter.

Revenues from the communications segment increased more than the revenues from other segments, contributing 65.7% of our net revenues, followed by the personal computers segment at 24.0% of our net revenues. The increase in the communications segment was largely due to the increased demand in the mobile phone and infrastructure markets. We expect to continue to be dependent on the communications and personal computers segments for substantially all our net revenues. We derived 83.1% and 82.9% of our net revenues for the three months ended March 31, 2003 and 2004, respectively, from customers headquartered in the United States and expect to continue to depend on such customers for a substantial portion of our net revenues in the foreseeable future.

Average selling prices for our services have generally declined over product life cycles, particularly for our assembly services. We expect that average selling prices for our assembly and test services will continue to decline in the future. Historically, we have been able to partially offset the effect of price declines by successfully developing and marketing new higher margin products, such as advanced leaded and array packages, by negotiating lower prices with our materials vendors, and by implementing engineering and technological changes in our assembly and test processes which resulted in reduced manufacturing costs. To the extent that we are unable to offset any price increases in the future, our gross margins would be negatively affected.

Cost of revenues and gross profit. Cost of revenues includes depreciation expense, cost of leasing testers, facilities costs, direct and indirect labor and materials cost. Cost of revenues increased 55.5% from $72.0 million in the three months ended March 31, 2003 to $111.9 million in the three months ended March 31, 2004. Depreciation expense and cost of leasing testers increased from $31.0 million, or 41.1% of net revenues in the three months ended March 31, 2003 to $40.3 million, or 30.5% of net revenues in the three months ended March 31, 2004 as we added capacity to support the volume increase. Subject to general industry conditions and customer demand, we currently expect to continue to add to our capacity in 2004. Direct and indirect labor and materials costs increased from $39.0 million or 51.7% of net revenues in the three months ended March 31, 2003 to $67.3 million or 50.9% of net revenues in the three months ended March 31, 2004 principally due to holiday incentives for employees and additional hires in preparation for increased volumes, and higher prices of goldwires used in packaging of semiconductor devices. Cost of revenues as a percentage of net revenues decreased from 95.3% in the three months ended March 31, 2003 to 84.6% in the three months ended March 31, 2004, resulting in an increase in the gross profit in the current quarter. Gross profit in the current quarter was $20.4 million, or a gross margin of 15.4%, as compared to gross profit of $3.5 million, or a gross margin of 4.7%, in the same quarter a year ago. This improvement was principally due to higher capacity utilization and cost control that was partially offset by the appreciation of the Singapore Dollar against the United States dollar. Because a substantial portion of our costs at our factories is fixed, relatively small increases or decreases in capacity utilization may have a significant effect on our profitability.

Selling, general and administrative expenses. Selling, general and administrative expenses mainly consist of salaries and benefits for sales, marketing, general and administrative employees, depreciation of non-production equipment and professional fees. Selling, general and administrative expenses was $8.7 million or 11.5% of net revenues in the three months ended March 31, 2003, and $10.3 million or 7.7% of net revenues in the three months ended March 31, 2004. The increase in 2004 was primarily due to a higher accrual of bonuses.

Research and development expenses. Research and development expenses mainly consist of salaries and benefits for research and development personnel, depreciation of research and development equipment and related supplies. Research and development expenses decreased 31.3% from $4.5 million or 5.9% of net revenues, in the three months ended March 31, 2003, to $3.1 million, or 2.3% of net revenues, in the three months ended March 31, 2004. This decrease was mainly due to lower headcount as personnel were transferred to production upon completion of projects.

Net interest expense. Net interest expense increased from $1.7 million in the three months ended March 31, 2003 to $3.3 million in the three months ended March 31, 2004. Net interest expense of $1.7 million in the three months ended March 31, 2003 consisted of interest income of $1.6 million and interest expense of $3.3 million. Net interest expense of $3.3 million in the three months ended March 31, 2004 consisted of interest income of $1.2 million and interest expense of $4.5 million. Interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The lower interest income earned in the current quarter was due primarily to higher yields earned on marketable debt securities in the three months ended March 31, 2003. The higher interest expense was primarily due to our convertible notes which were issued in November 2003.

Foreign currency exchange gain (loss). Foreign currency exchange loss was $0.2 million in the three months ended March 31, 2003 and foreign currency exchange gain was $1.0 million in the three months ended March 31, 2004. The non-cash gain or loss was due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar, the Japanese yen and the New Taiwan dollar.

Income tax benefit (expense). Income tax benefit was $1.1 million in the three months ended March 31, 2003 and income tax expense was $0.5 million in the three months ended March 31, 2004. The income tax benefit in the three months ended March 31, 2003 arose primarily from deferred tax benefits from the loss before taxes and property, plant and equipment purchases, net of non-pioneer income tax expenses primarily on interest income. The income tax expense for the three months ended March 31, 2004 was primarily due to net income before taxes and non-pioneer income tax primarily on interest income. The increase in income tax expense between the two periods was primarily due to net income before tax in the current quarter compared with net loss before tax in the prior-year quarter, resulting in a lower deferred tax benefit arising from property, plant and equipment purchases, and higher interest income generated from higher investments in fixed-term deposits and marketable securities.

The Company was previously granted pioneer incentive in Singapore from January 1, 1996 to December 31, 2003. Income derived during this period from our pioneer trade (test and assembly services including wafer probe) is exempt from Singapore income tax, subject to compliance with certain conditions.

The pioneer status exemption does not apply to interest income. Interest income is generally subject to tax at the applicable corporate income tax rate, except for interest income derived from certain qualifying debt securities which are subject to tax at a concessionary rate of 10%.

In December 2003, an application was submitted to the Singapore Economic Development Board (EDB) to revoke our pioneer status granted from January 1, 1996 to December 31, 2003. Our pioneer trade is in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we have not enjoyed any tax exemption in respect of our income arising from the pioneer activities. On the other hand, we have paid taxes in respect of our interest and rental income, as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. EDB has recommended our application for revocation of the pioneer status to the Minister of Finance for approval. If the revocation is approved, we would receive a refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to be set-off against the income derived in the previous years. We may in the future reapply for the pioneer status if appropriate although we cannot assure you that we will be successful in re-obtaining this.

In 2004, we intend to apply to the EDB for new tax incentives under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore for 2004 and future years. We cannot assure you that we will be successful in obtaining this incentive. The tax incentives which may be applicable to us are the pioneer incentive in respect of the income from the company’s new products manufactured using new technologies and the Development and Expansion Incentive (DEI) in respect of the increased production of the company’s existing products and other qualifying activities. Under the DEI, income from qualifying activities would be subject to Singapore income tax at a concessionary tax rate of 10%.

Liquidity and Capital Resources

As of March 31, 2004, our financial structure consisted of long-term debt and related assets, current operating assets and liabilities, and short to medium-term credit facilities.

Long-Term Debt and Related Assets

Our long-term debt totalled $371.3 million as of March 31, 2004. Of this, $256.3 million was incurred primarily to finance the acquisition of property, plant and equipment. Our property, plant and equipment have a depreciated book value of $507.0 million. The remaining $115.0 million was incurred for general corporate purposes and as a reserve for future capital expenditures, which may include the purchase of test or assembly equipment, facilities expansion and future acquisitions or investments, if any. We have invested unused cash in marketable securities and cash equivalents.

Current Working Capital

Our net current assets totalled $222.2 million as of March 31, 2004. Excluding amounts related to long-term debt and related assets described above, as of March 31, 2004, net working capital was $208.2 million, of which $184.7 million was in cash and cash equivalents.

Current and Expected Liquidity

In addition to the $299.7 million of cash, cash equivalents, and marketable securities discussed above, we also have a $294.1 million (S$500 million) Multicurrency Medium-term Note Program (“MTN Program”) under which we may, from time to time, issue notes in series or tranches in Singapore dollars or any other currency as may be agreed upon between us and the dealers of the MTN Program provided that various terms and conditions are satisfied, including a condition that Singapore Technologies Pte Ltd, or STPL, must hold (either directly or indirectly through any one or more wholly-owned subsidiaries) at least 51% of our issued share capital. Immediately upon the completion of our proposed merger with ChipPAC, Inc., as a result of ordinary shares we intend to issue to current shareholders of ChipPAC, Inc., we expect that this condition will not be satisfied as the shareholding of Singapore Technologies Semiconductors Pte Ltd (a wholly-owned subsidiary of STPL) will be diluted below 51%. In that event, we will have to negotiate new terms with the arrangers of our MTN Program before we can issue notes under the MTN Program. We cannot assure you that we will be successful in negotiating these terms and if we are unsuccessful, the MTN Program will not be available to us as a source of financing. We have not issued any notes under the MTN Program. We also have $20.0 million of banking and credit facilities consisting of short to medium-term advances and bank guarantees of which we have utilized $1.9 million in the form of bank guarantees as of March 31, 2004. Interest on any future borrowings under the unutilized facilities will be charged at the bank’s prevailing rate. Additionally, our subsidiary, Winstek, has approximately $15.5 million (NT$510.7 million) of unutilized bank and credit facilities from various banks and financial institutions.

We expect our capital expenditures for 2004 to be between $200.0 million and $250.0 million. The majority of the capital expenditures are expected to be for investments in next generation testers; fine pitch wirebonders; new capabilities such as Chip Scale Module Packaging, which is a wafer level packaging technology that could potentially offer the most cost effective integration solution for certain applications; and expansion of production facilities in Singapore, Taiwan and China. Our capital expenditures in the three months ended March 31, 2004 were $69.8 million, which were primarily for new generation testers and fine pitch wirebonders.

We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements as well as capital lease and debt service repayment obligations of $12.1 million for 2004. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

Cash Flows from Operating Activities

Net cash provided by operating activities totaled $7.8 million for the three months ended March 31, 2004, compared to net cash provided by operating activities of $18.7 million for the three months ended March 31, 2003. Net cash from operating activities of $7.8 million for the three months ended March 31, 2004 was mainly provided by net income adjusted for non-cash related items, which improved by $46.4 million. This was offset by increases in cash used for operating working capital of $38.7 million, primarily due to increases in operating activity levels resulting from the 75% increase in revenues in the current quarter in 2004 over the same quarter in 2003. The significant components of working capital changes were mainly due to increased prepaid leases of $26.6 million resulting from additional capacity to support the revenue growth and accounts receivable of $12.4 million resulting from the 75% increase in sales, partially offset by an increase in accounts payable and accrued operating expense of $4.4 million primarily related to higher payable balances for raw materials..

Cash Flows from Investing Activities

Net cash used in investing activities totaled $213.5 million for the three months ended March 31, 2004 and $20.2 million for the three months ended March 31, 2003. The net cash used in investing activities of $213.5 million for the three months ended March 31, 2004 consisted primarily of purchases of marketable securities of $147.6 million, capital expenditures of $52.4 million and advance to a vendor to secure supplies of $15.0 million. These were reduced by receipts of $1.4 million from the maturity of marketable debt securities and $0.1 million from the sale of property, plant and equipment. The net cash used in investing activities of $20.2 million for the three months ended March 31, 2003 consisted primarily of capital expenditures of $26.9 million for capacity expansion for test services. This was reduced by receipts of $6.3 million from the maturity of marketable debt securities and $0.4 million from sale of property, plant and equipment.

Cash Flows from Financing Activities and Research and Development Grants

Net cash provided by financing activities was $3.2 million for the three months ended March 31, 2004, compared to net cash used in financing activities of $9.8 million for the three months ended March 31, 2003. Cash provided by financing activities of $3.2 million for the three months ended March 31, 2004 consisted primarily of proceeds from bank borrowings of $12.6 million and proceeds from the issuance of shares under our Employee Share Option Scheme of $0.1 million. These were reduced by repayments of short-term and long-term debts of $5.1 million and $1.1 million, respectively, and payment of capital leases of $3.4 million. Cash used in financing activities of $9.8 million for the three months ended March 31, 2003 consisted of repayment of an installment due on the long-term EDB loan of $7.4 million, repayment of short-term debt of $0.1 million and payment for capital leases of $3.0 million. These were reduced by a decrease in cash pledged against borrowings of $0.7 million.

Financing Arrangements

As of March 31, 2004, we had borrowings totaling $378.9 million, comprising primarily $330.3 million due to our convertible note holders, obligations under capital leases amounting to $2.7 million and bank borrowings of $45.9 million by Winstek.

Foreign Currency Exchange Exposure

A portion of our costs and investments are denominated in foreign currencies, like the Singapore dollar, the New Taiwan dollar, the Japanese Yen and the Euro. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability.

From time to time, we may have engaged in, and may continue to engage in, exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure you that any hedging technique we implement will be effective. If it is not effective, we may experience reduced net income.

As of March 31, 2004, we had marketable securities of $15.5 million denominated in the New Taiwan dollar, $52.2 million denominated in Singapore dollar and $65.0 million denominated in the Euro. As of March 31, 2003, we had marketable securities of $1.7 million denominated in the New Taiwan dollar and $9.7 million denominated in the Singapore dollar.

Other Events

During the quarter, we announced the signing of a definitive agreement with ChipPAC Inc. (“ChipPAC”), one of the largest suppliers of high-end packaging design, assembly and test solutions, to merge in a stock-for-stock transaction to form STATS ChipPAC Ltd. The merger is subject to approval from shareholders of both STATS and ChipPAC, receipt of a ruling from US tax authorities relating to the tax treatment of the merger for ChipPAC stockholders and other customary closing conditions. The Hart Scott Rodino waiting period applicable to the merger terminated effective March 19, 2004 and we filed a registration statement on Form F-4 with the United States Securities and Exchange Commission on April 6, 2004.